Filed Pursuant to Rule 433
Registration Statement No. 333-159654
Pricing Term Sheet
June 4, 2009
Express Scripts, Inc.

$1,000,000,000 5.250% Senior Notes due 2012
$1,000,000,000 6.250% Senior Notes due 2014
$500,000,000 7.250% Senior Notes due 2019
This term sheet to the preliminary prospectus supplement dated June 4, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Express Scripts, Inc.

Ratings:	Moody’s: Baa3 (Stable) / S&P: BBB (Stable) / Fitch: BBB (Stable)

Security Description:	5.250% Senior Notes due 2012 (the “Notes due 2012”)
6.250% Senior Notes due 2014 (the “Notes due 2014”)
7.250% Senior Notes due 2019 (the “Notes due 2019”)

Aggregate Principal Amount:	Notes due 2012: $1,000,000,000
Notes due 2014: $1,000,000,000
Notes due 2019: $500,000,000

Issue Price (Price to Public):	Notes due 2012: 99.922% of Principal amount
Notes due 2014: 99.574% of Principal amount
Notes due 2019: 99.332% of Principal amount

Underwriting Discount:	Notes due 2012: 0.400%
Notes due 2014: 0.600%
Notes due 2019: 0.650%

Maturity Date:	Notes due 2012: June 15, 2012
Notes due 2014: June 15, 2014
Notes due 2019: June 15, 2019

Coupon:	Notes due 2012: 5.250%
Notes due 2014: 6.250%
Notes due 2019: 7.250%

Weighted Average Interest Rate:	The weighted average interest rate of the Notes due 2012, the Notes due 2014 and the Notes due 2019 is expected to be 6.1% as opposed to the assumed weighted average interest rate of 7.8% as described in the preliminary prospectus supplement.

Benchmark Treasury:	Notes due 2012: 1.375% UST due 5/12
Notes due 2014: 2.250% UST due 5/14
Notes due 2019: 3.125% UST due 5/19

Benchmark Treasury Price and Yield:	Notes due 2012: 99-18 / 1.528%
Notes due 2014: 98-12 / 2.600%
Notes due 2019: 95-03 / 3.720%

Spread to Benchmark Treasury:	Notes due 2012: 375 bps
Notes due 2014: 375 bps
Notes due 2019: 362.5 bps

Yield to Maturity:	Notes due 2012: 5.278%
Notes due 2014: 6.350%
Notes due 2019: 7.345%

Interest Payment Dates:	Notes due 2012: Semi-annually in arrears on each June 15 and December 15, commencing on December 15, 2009
Notes due 2014: Semi-annually in arrears on each June 15 and December 15, commencing on December 15, 2009
Notes due 2019: Semi-annually in arrears on each June 15 and December 15, commencing on December 15, 2009

Make-Whole Redemption:	Notes due 2012: T+50
Notes due 2014: T+50
Notes due 2019: T+50

Trade Date:	June 4, 2009

Settlement Date:	June 9, 2009 (T+3)

Legal Format:	SEC Registered

CUSIP/ISIN:	Notes due 2012: 302182 AC4 / US302182AC48
Notes due 2014: 302182 AD2 /US302182AD21
Notes due 2019: 302182 AE0 / US302182AE04

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.

Co-Managers:	Calyon Securities (USA) Inc.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Wachovia Capital Markets, LLC
Concurrent Offering of Common Stock
     Concurrently with this offering we have agreed to sell 23,000,000 shares of common stock (or 26,450,000 shares if the underwriters exercise their over-allotment option in full) in an underwritten public offering (the “Concurrent Offering”). Neither the completion of the Concurrent Offering nor the completion of this offering is contingent on the completion of the other. Assuming no exercise of the underwriters’ over-allotment option with respect to the Concurrent Offering, the net proceeds of the Concurrent Offering, after deducting underwriting discounts and estimated expenses, will be approximately $1,364,417,500, based on the public offering price of $61.00 per share.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or J.P. Morgan Securities Inc. at 1-212-834-4533.